Northport Network Systems Inc.

601 Union Street, Suite 4200

Seattle, WA 98101

Telephone: (206) 652-3451

Fax: (206) 652-3205

March 25, 2011

United States Securities and Exchange Commission

100 F Street N.E. Mail Stop 4561

Washington, DC, 20549

Attention; Mr. David Edgar, Staff Accountant

Re: Northport Network Systems Inc.

Form 10-K for the fiscal year ended December 31, 2009.

Filed April 15, 2010

File No. 000-52728

Dear Sirs:

In response to your February 23, 2011 letter regarding our Form 10-K filed on April 15, 2010 (“2009 Form 10-K”), we will amend Item 9A of our 2009 Form 10-K to read in its entirety as follows;

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we undertook an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934, Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. The evaluation of our disclosure controls and procedures included a review of our processes and implementation and the effect on the information generated for use in this Annual Report on Form 10-K. As a result of such evaluation, Chief Executive Officer and the Chief Financial Officer have concluded that, as of the evaluation date, our such disclosure, controls and procedures are effective, providing them with material to provide reasonable assurance that the information relating to our company as required to be disclosed in the reports we file the Company files or submits under the Securities Exchange Act on a timely basis.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Annual Report on Internal Control Over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Our internal control system was designed to, in general, provide reasonable assurance to the Company’s management and board regarding the preparation and fair presentation of published financial statements, but because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  The framework used by management in making that assessment was the criteria set forth in the document entitled “ Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management has determined that as of December 31, 2009, the Company’s internal control over financial reporting was effective for the purposes for which it is intended.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

No change in our system of internal control over financial reporting occurred during the period covered by this report, fourth quarter of the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We trust that these comments are acceptable to the Commission. If you deem the our planned amendments as acceptable, please advise if you wish us to re-file the entire Form 10K and 10Q documents or file the amended sections and pages only.

Yours truly;

/s/ Jim H. Qian

Jim H. Qian, CFO and Director

Northport Network Systems Inc.

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